EXHIBIT 12
SKYWORKS SOLUTIONS, INC.
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands)

	2009	2008	2007	2006	2005
Income (loss) before provision (benefit) for taxes on income	$65,747	$82,188	$56,770	$(72,774)	$40,989
Add — Fixed charges net of capitalized interest	6,308	10,192	15,424	17,882	17,874

Income (loss) before taxes and fixed charges (net of capitalized interest)	72,055	92,380	72,194	(54,892)	58,863

Fixed charges:
Interest	2,781	5,577	10,279	12,805	13,001
Amortization of debt issuance costs	862	1,753	2,311	1,992	1,596
Estimated interest component of rental expense	2,665	2,862	2,834	3,085	3,277

Total	6,308	10,192	15,424	17,882	17,874

Ratio of earnings before taxes and fixed charges, to fixed charges	11.4	9.1	4.7	(1)	3.3

(1)	As a result of losses incurred in fiscal 2006, the Company was unable to fully cover fixed charges. The amount of such deficiency during this period was approximately $55 million.